FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


     Results of the general meeting of CEZ, a. s., held on January 21, 2005

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1.   Opening, appointment of the chairman of the meeting, the vote counters, and the attestors of the minutes.

     The general meeting appointed its chairman, the record keeper, the attestors of the minutes, and the vote counters in accordance with the proposal.


2. Approval of the control agreements with CEZData, s.r.o., CEZ Zakaznicke sluzby, s.r.o., and CEZ Logistika, s.r.o.

     o The general meeting of CEZ, a. s. has approved the control agreement between CEZ, a.s., as the controlling entity, and CEZData, s.r.o., as the controlled entity.

     o The general meeting of CEZ, a. s. has approved the control agreement between CEZ, a.s., as the controlling entity, and CEZ Zakaznicke sluzby, s.r.o., as the controlled entity.

     o The general meeting of CEZ, a. s. has approved the control agreement between CEZ, a.s., as the controlling entity, and CEZ Logistika, s.r.o., as the controlled entity.


3.   Resolution on the amendment to the company's articles of association

     The general meeting has approved the amendment to the articles of association in accordance with the proposal.


4. Resolution on the adjustment of the volume of financial means allocated for sponsorship purposes in 2005.

     The general meeting has approved the allocation of financial means for sponsorship purposes in the amount of 25.6 million CZK for 2005. From this amount, 25 million CZK will be donated to the Duhova energie Foundation and 0.6 million CZK will be used for donating CEZ assets that are no longer of use to the Capital City of Prague in the form of a donation in kind.


5.   Resolution on a modification of the company's option scheme

     The general meeting has approved the following modification of the option scheme that was adopted by the general meeting on June 19, 2001, and amended by resolutions of the general meetings held on February 24, 2003, June 17, 2003, and June 17, 2004:

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     As of the day on which this general meeting was held, the company may offer to selected managers of CEZ, a. s. and of the CEZ group, to board members of CEZ, a. s., and to supervisory board members of CEZ, a. s. share options in a total volume not exceeding 7 million own equity share certificates.


6.   Resolution on the acquisition of own shares

     o Beginning as of the day on which this general meeting was held, the company may acquire own shares in a volume not exceeding 59,221,084 share certificates.

     o The lowest price for which the company may acquire own equity shares is 100 CZK per share certificate.

     o The highest price for which the company may acquire own equity shares is 600 CZK per share certificate.

     o This resolution shall remain in force for 18 months from the time it was adopted.


7. Approval and modification of the mandate agreements for supervisory board members.

     The general meeting approves the mandate agreement for supervisory board members dated November 22, 2004, entered by and between the company and Messrs. Jan Sevr and Jiri Jedlicka; these agreements have been made available for inspection in the information center for this general meeting.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          CEZ, a. s.

                                                 ------------------------------
                                                         (Registrant)


Date:  January 21, 2005

                                                      /s/ Libuse Latalova
                                                 By:
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                                                        Libuse Latalova
                                                        Head of Finance
                                                        Administration